Exhibit 99.1

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon
		President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:	330-682-1010
Fax:		330-684-2154

For Immediate Release: February 7, 2008

NEWS RELEASE

National Bancshares Corporation Announces 2007 Earnings

Highlights:

* Net income for 2007 was $1,711,000 or $0.77 per basic and diluted earnings per share, an increase of 47.0% from $1,164,000 or $0.52 per basic and diluted earnings per share for 2006.

* Net income for the quarter ended December 31, 2007 was $603,000 or $0.27 per basic and diluted earnings per share, an increase of 310.8% from $194,000 or $0.09 per basic and diluted earnings per share for the quarter ended December 31, 2006.

* Non Interest income for the second half of 2007 increased to $722,000 compared to $469,000 for the first half of 2007 as a result of enhancing the fee schedule for services effective July 1, 2007.

* Noninterest expense for 2007 was $10,500,000, a decrease of $854,000 or 7.5% compared to $11,354,000 for 2006.

* Loans, net of the allowance for loan losses increased $7,007,000 or 3.8% to $191,488,000 as of December 31, 2007, compared to $184,481,000 at December 31, 2006. The loan growth was achieved primarily through loan participations with other Ohio community banks.



















Orrville, Ohio - National Bancshares Corporation, the holding company for First National Bank, reported net income of $1,711,000 for 2007. The 2007 earnings compares to $1,164,000 for the same period in 2006. Earnings per share for 2007 and 2006 were $0.77 and $0.52 respectively.

Net interest income for 2007, was $10,864,000, a decrease of 2.7% from $11,161,000 for 2006. Net interest income was impacted by both an increase in the yields on earning assets and an increase in the cost of funds. Noninterest income for 2007 increased 20.4%, from $1,653,000 in 2006 to $1,990,000 in 2007. Noninterest expense for 2007 was $10,500,000, a decrease of 7.5% from $11,354,000 in 2006.
The decrease in noninterest expense was due primarily to a reduction in salaries and employee benefits and marketing expenses.

Total assets decreased 0.6% to $306,608,000 as of December 31, 2007, from $308,358,000 at December 31, 2006. Securities available for sale totaled $84,514,000 as of December 31, 2007, compared to $86,000,000 at December 31, 2006. Loans, net of the allowance for loan losses increased $7.0 million or 3.8% to $191,488,000 as of December 31, 2007, compared to $184,481,000 at December 31, 2006. Deposits decreased 2.1% to $242,523,000 as of December 31, 2007, compared to $247,681,000 at December 31, 2006.

National Bancshares Corporations subsidiary, First National Bank, is headquartered in Orrville, Ohio with thirteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Kidron, Lodi,
Mt. Eaton, Seville and Smithville.

Forward-Looking Statements - This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Companys filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2006. The Company assumes no obligation to update any forward-looking statement.